United States securities and exchange commission logo





                               February 10, 2021

       Peter Yip
       Chief Executive Officer
       Global Leaders Corporation
       Unit 512, InnoCentre, 72 Tat Chee Avenue
       Kowloon Tong, Hong Kong

                                                        Re: Global Leaders
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 26,
2021
                                                            File No. 333-251324

       Dear Mr. Yip:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Management's Discussion and Analysis
       Results of operations from July 20, 2020 to October 31, 2020, page 14

   1. We note your disclosure that "During the period from July 20, 2020 (Inception) until
                                                        October 31, 2020, the
Company entered into a consulting agreement entitled 'Building
                                                        Owner's Mindset & High
Execution Culture Project' with one client." In an appropriate place in your filing,
please amend your disclosure to briefly describe the terms of this consulting agreement,
including its duration. Please also disclose whether you expect to generate revenue from
this agreement in future periods. Finally, please file this agreement as an exhibit to your
registration statement, or tell us why you do not believe that this is a material agreement
required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
 Peter Yip
Global Leaders Corporation
February 10, 2021
Page 2
Liquidity and Capital Resources, page 14

2. We note your amended disclosure that "Management . . . plans to spend about $30,000 to launch the GLA Platform and e-Learning platform." If you intend to use proceeds from the offering to fund the launch of these platforms, please amend your Use of Proceeds disclosure accordingly. If you do not plan to fund the launch of these platforms with proceeds from the offering, please amend your disclosure to identify the source of these funds.
Dilution, page 19

3. We note your response and updated disclosure in response to our prior comment 11 and reissue our comment. Please include the tabular disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of your existing stockholders in transactions since your inception. Refer to
Item 506 of Regulation
         S-K.
Exhibits

4. We note the statement in the legal opinion that counsel is admitted in Michigan. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction.
         Accordingly, your next amendment should include either a new legal opinion issued by counsel licensed to practice in Nevada, or a revised legal opinion which includes no reference to the laws of Michigan or to any state other than Nevada. For guidance, refer to Staff Legal Bulletin No. 19 Section II.B.3(b), available on our public website.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545
with any other questions.



FirstName LastNamePeter Yip                                     Sincerely,
Comapany NameGlobal Leaders Corporation
                                                                Division of
Corporation Finance
February 10, 2021 Page 2                                        Office of Trade
& Services
FirstName LastName